Exhibit 12

JEFFERIES GROUP LLC

Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

(Dollar amounts in thousands)

	Successor		Predecessor
	Three months ended May 31,		Three months ended February 28,			Twelve Months ended November 30,				Eleven months ended November 30,		Twelve months ended December 31,
	2013		2013			2012		2011		2010		2009		2008
Fixed charges:
Interest expense on long-term indebtedness	$61,946		$79,918			$292,987		$280,046		$194,851		$142,846		$117,227
Interest portion of rent expense	4,669		4,024			16,137		14,774		12,061		14,193		14,595

Total Fixed charges	$66,615		$83,942			$309,124		$294,820		$206,912		$157,039		$131,822

Convertible Preferred Stock Dividends	$—		$1,016			$4,063		$4,063		$3,724		$4,063		$4,063

Earnings:
Earnings before income taxes	$69,188		$139,487	(4)		$491,795		$419,334		$396,671		$507,747		$(888,160)
Total fixed charges	66,615		83,942			309,124		294,820		206,912		157,039		131,822

Total earnings before income taxes and fixed charges	$135,803		$223,429			$800,919		$714,154		$603,583		$664,786		$(756,338)

Ratio of Earnings to Fixed Charges (1)	2.0	x	2.7		x	2.6	x	2.4	x	2.9	x	4.2	x	—	(2)

Ratio of Earnings to Combined Fixed Charges and Convertible Preferred Stock Dividends (3)	2.0	x	2.6		x	2.6	x	2.4	x	2.9	x	4.1	x	—	(2)

(1)	The ratio of earnings to fixed charges is computed by dividing (a) income from continuing operations before income taxes plus fixed charges by (b) fixed charges. Fixed charges consist of interest expense on all long-term indebtedness and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals).
(2)	Earnings for the year ended December 31, 2008 were insufficient to cover fixed charges by approximately $756.3 million.
(3)	The ratio of earnings to combined fixed charges and preferred dividends is computed by dividing (a) income from continuing operations before income taxes plus fixed charges by the sum of (b) fixed charges and (c) convertible preferred stock dividends. Fixed charges consist of interest expense on all long-term indebtedness and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals.)
(4)	Our net earnings before income taxes for the three months ended February 28, 2013 reflects an adjustment to what was reported in our previously issued Form 10-Q for the three months ended February 28, 2013 of $8.5 million to correct for the effect of an overstatement of professional service fees of $8.5 million relating to the Merger Transaction with Leucadia. Professional service fees related to the Merger Transaction were incorrectly accrued in the quarter ended February 28, 2013, and not on March 1, 2013 when the transaction was completed. This had the effect of understating net earnings before income taxes by approximately $8.5 million for the three month period ended February 28, 2013 and, accordingly, we have increased first quarter net earnings before income taxes to $139.5 million as presented in this Form 10-Q. We do not believe these adjustments are material to our financial statements for any previously reported period.